February 27, 2013

Via EDGAR
Ms. Susan Block
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

RE:	Vail Resorts, Inc. Form 10-K for the Fiscal Year Ended July 31, 2012 Filed September 25, 2012 Definitive Proxy Statement on Schedule 14A Filed October 19, 2012 File No. 001-09614

Dear Ms. Block,

This letter responds to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated February 20, 2013 regarding the filings of Vail Resorts, Inc. (“we” or the “Company”). For your convenience, the Staff's comments are repeated below, followed by the Company's responses.

Form 10-K for the Fiscal Year Ended July 31, 2012

Signatures, page 59

1.
Comment: Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2). In this regard, we note that Mark L. Schoppet, your controller and principal accounting officer, signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacity.

Response: We confirm that in future filings we will revise the second half of the signature page to include the signature of the Company's controller and principal accounting officer in his individual capacity.

Definitive Proxy Statement on Schedule 14A

2.
Comment: Please refer to item number 3 on your proxy card for your 2012 annual meeting of stockholders. Please confirm that in future filings you will include an advisory vote description that is consistent with the requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Such description should make clear that the company is asking shareholders to actually approve, on an advisory basis, the compensation paid to the company's named executive officers. Refer to Rule 14a-21 of Securities Exchange Act of 1934 and, for additional guidance, to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response: We confirm that in future filings we will include an advisory vote description that makes clear that the Company is asking shareholders to actually approve, on an advisory basis, the compensation paid to the Company's named executive officers and that is consistent with the Staff's guidance provided in Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1800.

Sincerely,

/s/ Mark L. Schoppet
Mark L. Schoppet
Senior Vice President, Controller, Chief Accounting Officer and Interim Chief Financial Officer

cc:	Mr. Eric Jacobsen
PricewaterhouseCoopers LLP

The Audit Committee of the Board of Directors
Vail Resorts, Inc.